YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York  10003

April 12, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	China Broadband, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Forms 10-Q for the quarters ended September 30, 2010
File No. 0-19644

We hereby submit the responses of YOU On Demand Holdings, Inc. (formerly China Broadband, Inc.) (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 7, 2011, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K (the “10-K”) and Quarterly Report on Form 10-Q (the “10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Settlement Agreement, page 26

1.
We note your response to comment one from our letter dated March 24, 2011.  You have not provided us with the rationale under the accounting literature for recognizing a gain on the contribution of Cablecom Holdings stock by Mr. Ng as requested and now indicate that you are unable to find specific support under the accounting literature.

a.
Since Mr. Ng owned shares or other equity interests in both entities at the time of the transaction, the transaction should be considered a related party transaction and should be disclosed as such in your financial statements.  Furthermore, such a transaction cannot be presumed to be carried out on an arm’s-length basis as the requisite conditions of competitive, free-market dealings may not exist, and as such, it is unclear to us why you state in your response that you do not believe this to be a related party transaction.

b.
Please tell us the respective ownership percentages held by Mr. Ng (and his family members) of both entities either directly and/or indirectly at the date of the transaction and immediately following the transaction.  Also tell us what positions/titles Mr. Ng held at both entities before and after the transaction.  If Mr. Ng had caused you such harm, tell us why he continued his employment and position as director.

Company Response:  At the request of Sharon Virga of Assistant Director Office No. 11 pursuant to our discussion on April 8, 2011, we have included the details of this Settlement Agreement as stated within our 2008 Form 10-K filed, as follows:

Settlement Agreement

The Settlement Agreement was negotiated by the Company, its advisors and management and certain shareholders, for purposes of facilitating the Company’s business plan and expediting and facilitating the Company’s financing activities and avoiding disputes between management and certain investors and consultants concerning possible claims that such investors suggested might be brought against these principals for their activities in forming and operating China Cablecom and its entry into a merger with a subsidiary of Jaguar as being violative of their employment agreements with the Company. The Settlement Agreement provided, subject to the terms thereof, for general mutual releases of all executives and management and their affiliated entities and also provided for the modification of employment agreements of both, Mr. Clive Ng, our Chairman and Mr. Yue Pu, our Vice Chairman and former Chief Financial Officer. The Settlement Agreement also called for the transfer of certain securities by Mr. Ng to the Company and to certain of the Company’s shareholders and consultants, as elaborated further herein in exchange for releases in favor of the Company and management and their affiliates.

Among other provisions, pursuant to the Settlement Agreement:

☐
Clive Ng transferred 390,000 shares of common stock of Cablecom Holdings (the “Cablecom Holdings Shares”) to the Company. The Cablecom Holdings Shares were transferred by Mr. Ng on an “as is basis”, except that such shares would have the same lock-up restrictions, registration or other rights, privileges or benefits as Mr. Ng has for all other shares to be issued to him by Cablecom Holdings. The 390,000 Cablecom Holdings Shares were issued to the Company in April 2008 upon satisfaction of certain conditions in the Settlement Agreement, including, receipt of releases from certain parties listed therein and the shares have been registered for re-sale by Cablecom Holdings, subject to a lock up agreement. 50,000 Cablecom Holdings Shares were sold in June 2008 for gross proceeds of approximately $340,000.

☐
The Company and each of Messrs. Ng and Pu, have agreed to modifications to the employment agreements of such persons (the “Employment Agreement Amendments”), reducing their time commitments to the Company and its subsidiary and providing that once replacement executive officers have been hired (and in the case of Mr. Ng, assuming Mr. Pu continues in his role as chief financial officer, eliminating his executive duties and he will only continue as the Chairman and a director of the Company), requiring in the case of Mr. Ng that he be subject to an ongoing obligation to offer acquisition candidates in the stand-alone, independent broadband business to China Broadband in the future (and recognizing that acquisition candidates involving acting as a joint venture provider of integrated cable television services in the People’s Republic of China and related activities, but which does not include the provision of Stand-Alone Broadband Services are the business of China Cablecom) and allowing them to continue to be involved with certain other activities and to continue in their executive capacities with Cablecom Holdings or its successor. In addition, Mr. Ng waived his right to receive all accrued salary previously owed to him through January 11, 2008.

☐
Mr. Ng assigned 7,017,814 shares of Common Stock owned beneficially by him to the investors (other than Chardan Capital which did not receive shares from Mr. Ng) in the private January 2008 Financing as described below, thereby facilitating the January 2008 Financing while avoiding additional dilution to the Company’s current stock and warrant holders.

☐
Mr. Ng transferred to certain private investors who acquired shares directly from him in July of 2007, an aggregate of 566,790 shares of Common Stock owned beneficially by him, in exchange for releases from such persons.

☐	Chardan Capital, a party to the Settlement Agreement, completed the January 2008 Financing as placement agent, concurrently upon execution by all related parties of the Settlement Agreement.

☐	Mr. David Zale, Mr. Jonas Grossman and Mr. James Cassano were appointed as directors joining Messrs. Yue Pu and Clive Ng on the board.

☐
The Company agreed to extend the expiration dates of 4,000,000 warrants to purchase our common stock at an exercise price of $2.00 per share, issued to certain private placement investors (“Investor Warrants”) in the Company’s private placement of common stock and warrants in 2007, from March of 2009, through January 11, 2013, upon receipt of releases from holders of the Investor Warrants. All releases were obtained as of May 2, 2008, resulting in the modification of all of the Investor Warrants.

☐
The Company has offered to BCGU, LLC, WestPark Capital, Inc., Maxim Financial Corporation, who were issued 500,000, 640,000 and 3,974,800 warrants exercisable at $.60 per share in January of 2007, respectively, the right, at their discretion, to extend the exercisability period of their respective warrants through January 11, 2013 or, in the alternative, the right to receive a scrip right to execute the unexercised portion of their warrants, at any time between the time of expiration date of their unexercised warrants and continuing through January 11, 2013.

The following table provides the components of the net gain the Company recognized as a result of the Settlement Agreement during the nine months ended September 30, 2008 which is recorded in “Interest and other income (expense)” in the accompanying Statement of Operations:

Fair value of Cablecom Holdings Shares	$2,515,500
Waiver of accrued compensation	212,054
Warrant extensions	(1,426,862)

Net Gain	$1,300,692

Simultaneous Closing of $4,971,250 Convertible Note and Warrant Financing, issuance of Shares and Warrants; January 2008 Financing

On January 11, 2008, simultaneously with the entry into the Settlement Agreement, we entered into and consummated a subscription agreement (the “Subscription Agreement”) with ten accredited investors (inclusive of Chardan Capital) with respect to the issuance of an aggregate of $4,971,250 principal amount of convertible notes (“Notes”) due January 11, 2013, and Class A Warrants to purchase an aggregate of 6,628,333 shares of common stock of the Company at $.60 per share expiring on June 11, 2013 (the “January 2008 Financing”).

The gross proceeds of the offering were $4,850,000. Chardan Capital applied its 2.5% cash commission ($121,250) towards a subscription for Notes and Class A Warrants resulting in the issuance of an aggregate of $4,971,250 principal amount of Notes. Interest on the Notes compounds monthly at the annual rate of five percent (5%) with the maturity date on January 11, 2013, if not paid earlier. Each holder of a Note can convert all or any portion of the then aggregate outstanding principal amount of the Note, together with interest, into shares of Common Stock at a conversion price of $0.75 per share (6,628,333 shares as of the issuance date). The Notes have “full ratchet” anti dilution protection for the first three years, pursuant to which the conversion price of the Notes will be adjusted downward in the event of the issuance by the Company of common stock or rights to acquire common stock at prices below $.75 per share (or below such other conversion price of the Notes as is then in effect) to such lower price. Thereafter and until repaid, the Notes provide only for weighted average anti-dilution price protection adjustment. In addition, the Notes are subject to certain customary anti-dilution protections for stock splits, combinations or similar transactions of the Company.

During the nine months ended September 30, 2008, the Company incurred $184,000 in interest expense related to these Notes. With the consent of the Note holders, in May 2008 the Company issued 75,614 shares to the Note holders in lieu of cash of approximately $56,000 for interest accrued through March 31, 2008. In July 2008 the Company issued an additional 84,128 shares to the Note holders in lieu of cash of approximately $64,000 for interest accrued through June 30, 2008 and on September 30, 2008 the Company issued an additional 85,057 shares to the Note holders in lieu of cash of approximately $64,000 for interest accrued through September 30, 2008.

Placement Agent Fee to Chardan Capital Markets, LLC

In connection with their engagement as a placement agent, Chardan Capital has been compensated a $10,000 due diligence fee and reimbursement of legal and other expenses, and a cash placement agent fee of $121,250 (based on 2.5% of $4,850,000 of principal amount of Notes issued to other investors), which fee has, pursuant to the terms of their engagement agreement, been applied to their investment in a $121,250 Note and 161,667 Class A Warrants at the same terms as all other investors in the offering and whose value is included and discount applied in the same manner as the Class A Warrants. In addition, Chardan Capital was compensated warrants to acquire 1,131,667 shares of the Company’s common stock at an exercise price of $.50 per share exercisable commencing January 11, 2008 and expiring on June 11, 2013 (the “Broker Warrants”). The Broker Warrants are identical to the Class A Warrants in all other material respects. The Company recognized the fair value of the Broker Warrants of $226,835 as debt issuance costs and is amortizing such value over the five year life of the Convertible Notes.

Assignment By Clive Ng of Shares to Investors

To incentivize the investors in the January 2008 Financing and facilitate such financing, and as contemplated under the terms of the Settlement Agreement, Mr. Clive Ng, our Chairman and Majority Shareholder, assigned an aggregate of 7,017,814 shares of Common Stock beneficially owned by him to the January 2008 Financing investors (other than Chardan Capital), at a nominal purchase price of $.01 per share.

Release of Lock - Up Agreements

Prior to the assignment of the above shares to the January 2008 Financing investors, the Company, 88 Holdings, Inc., China Broadband Partners, Ltd., BCGU, LLC, MVR Investments, LLC, Stephen P. Cherner and WestPark Capital, Inc. were each shareholder parties to a Lock-Up Agreement dated as of January 23, 2007 (the “Lock-Up Agreement”). The Lock-Up Agreement provided that each such shareholder shall only be permitted to sell 5% of the shares originally issued to them as scheduled in the Lock-Up Agreement, during any 30 day period and, that the Company’s management may review the lock up provisions and increase the number of shares that may be sold provided that, among other conditions, such modification is made pari pasu among all shareholders subject to the Lock-Up Agreement based on their share ownership. As a condition subsequent to the January 2008 Financing requested by Chardan Capital, and to remove any contractual restrictions relating to the 7,017,084 shares of Common Stock assigned by Mr. Ng to the Note investors to facilitate the financing, the Company and each of the shareholder parties to the Lock-Up Agreement agreed to the termination of this Lock-Up Agreement for all parties effective as of January 13, 2008.

Appointment of Additional Members to Board of Directors

Simultaneously with the closing of the January 2008 Financing, and entry into the Settlement Agreement, Messrs. David Zale, James Cassano and Jonas Grossman were appointed as directors of the Company, joining Messrs. Clive Ng and Yue Pu. Prior to the appointment of Messrs. Zale, Cassano and Grossman, such persons had no affiliations or business relationship with the Company, except that Mr. Grossman was and continues to be, a partner and officer of Chardan Capital.

Our statement in our response to comment one of the Staff’s letter dated March 24, 2011 that this was not a related party transaction was in error, and we regret any confusion we may have caused.  Our response was intended to convey that, although Mr. Ng was a related party, we do not believe the transfer by Mr. Ng to the Company of Cablecom Holdings shares was considered a capital contribution and, thus, our treatment of this transfer as a gain for financial reporting purposes was deemed appropriate.

As Mr. Ng was the Chairman and majority shareholder of the Company at the time this transaction occurred, we acknowledge that he was a related party.  Additionally, this transaction was disclosed as a related party transaction within our 2008 Form 10-K filed, as follows:

Related Transactions

Settlement Agreement with Management

In January of 2008, and to avoid potential disputes with management, we entered into a Settlement Agreement with Mr. Clive Ng and Pu Yue and amended their employment agreements.  These agreements were ratified by our entire board and by a special independent committee comprised of Mr. David Zale and Mr. Jonas Grossman after their appointment.  Additional specific information relating to this Settlement Agreement and the related employment agreements are provided in the “Item 7.  Management Discussion and Analysis of Financial Condition and Results of Operations” section above, the provisions of which are incorporated by reference herein.

Pursuant to our discussion with Sharon Virga, the Staff has asked us to elaborate on whether the transfer by Mr. Ng of Cablecom Holdings shares represented a transfer between entities under common control.  The guidance of EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5), states that common control exists between (or among) separate entities in the following situations:

a.	An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.
b.
Immediate family members (married couples and their children, but not their grandchildren) hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

c.
A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists.

On the date of this transfer, which occurred on April 9, 2008, Mr. Ng owned 51.7% of China Broadband, Inc. while serving as its Chairman and CEO and a director.  Immediately following this transfer, Mr. Ng continued to own 51.7% of China Broadband, Inc.  However, the Settlement Agreement terms eliminated Mr. Ng’s executive duties at the Company and rendered him a non-executive Chairman and director until replacement executive officers were hired.  Mr. Ng continued his employment and position as a director because the Company required his service to maintain relations with our Chinese partners.

Mr. Ng was issued 1,300,000 common shares of Cablecom Holdings as a result of the merger of Jaguar (a Special Purpose Acquisition Corporation or “SPAC”) into Cablecom Holdings, which represented 16.7% ownership.  The Settlement Agreement required Mr. Ng to immediately transfer 390,000 of those shares to the Company upon his receipt.  The merger of Jaguar into Cablecom Holdings was completed and  the Company received the transfer of 390,000 Cablecom Holdings shares on April 9, 2008.  Mr. Ng owned 16.7% of Cablecom Holdings as its Chairman and CEO on the date of the transfer and 11.7% while still its Chairman and CEO immediately after the transfer.  As the Company has no affiliation with Cablecom Holdings, we used public filings and information to obtain Mr. Ng’s ownership percentages and position held at Cablecom Holdings.

As Mr. Ng did not hold a majority interest in Cablecom Holdings at the time it was formed, Cablecom Holdings and China Broadband, Inc. would not be considered entities under common control as defined by EITF 02-5.  Furthermore, Cablecom Holdings and China Broadband, Inc. (now called YOU On Demand Holdings, Inc.) are separate, unaffiliated public companies that each report and file their own financial statements which are not consolidated and reported under a common parent, as a mutual controlling and reporting entity does not exist.  We have provided the details of the Settlement Agreement per our 2008 Form 10-K  (above) for the Staff’s convenience in understanding that the settlement was between Mr. Ng personally and the Company due to Mr. Ng’s personal breach of his employment agreement with the Company.  It should also be noted that the Cablecom Holdings shares transferred by Mr. Ng as part of the Settlement represented his personally-owned shares and not a transfer by Cablecom Holdings.  As such, we believe that the Company’s gain recognition resulting from the transfer of these shares was appropriate.

Item 9A(T).  Controls and Procedures, page 34

2.
We note your response to comment two from our letter dated February 24, 2011.  We anticipate your amended filing at the conclusion of the comment process that will address your previous response to this comment.

5. Shandong Joint Media Venture – Cooperation Agreement and Additional Payment, page F-12

3.	We note your response to comment three from our letter dated March 24, 2011. Please expand your disclosure to include the details of your response. Provide us with your proposed disclosures.

Company Response:  The following represents our proposed disclosures:

Shandong Publishing Joint Venture - Cooperation Agreement and Additional Payment

On March 7, 2008, through our WFOE in the PRC, we entered into a Cooperation Agreement (the "Shandong Newspaper Cooperation Agreement") by and among our WFOE subsidiary, Shandong Broadcast & TV Weekly Press and Modern Movie & TV Biweekly Press, each PRC companies (collectively "Shandong Newspaper").  The Shandong Newspaper Cooperation Agreement provided for, among other terms, the creation of a joint venture entity in the PRC, Shandong Publishing that would own and operate Shandong Newspaper's television program guide, newspaper and magazine publishing business in the Shandong region of the PRC (the "Shandong Newspaper Business") which businesses were previously owned and operated by the Shandong Newspaper entities pursuant to exclusive licenses.

Under the terms of the Shandong Newspaper Cooperation Agreement and related pledge and trust documents, the Shandong Newspaper entities mentioned above contributed their entire Shandong Newspaper Business and transferred certain employees, to Shandong Publishing in exchange for a 50% stake in Shandong Publishing, with the other 50% of Shandong Publishing to be owned by our WFOE in the PRC in the second quarter of 2008 with the joint venture becoming operational in July of 2008.  In exchange therefore, the Cooperation Agreement provided for total initial consideration from us of approximately $1.5 million (approximately 10 million RMB) which was contributed to Shandong Publishing as working and acquisition capital.  As part of the transaction, and to facilitate our subsidiary’s ownership and control over Shandong Newspaper under PRC law, through our WFOE in the PRC, this acquisition was completed in accordance with a pledge and loan agreement, pursuant to which all of the shares of Shandong Publishing which we acquired are held in trust on our behalf by a nominee holder, as security for a loan to Shandong Media’s parent seller.  We are entitled to 100% of the net profits of Jinan Zhongkuan, the 50% owner of Shandong Publishing in two ways, which are discussed below.

First, the two individual owners of Jinan Zhongkuan hold all of the equity in that company in trust for the benefit of our wholly-owned subsidiary, CB Cayman, pursuant to Trustee Arrangements entered into with them in 2008.  The trustee arrangements relieve the individual shareholders from any responsibilities for the day-to-day operations of the company and any liability arising from their role as equity holders.  All actions taken by them as shareholders will be in accordance with instructions provided by CB Cayman.  The trustee arrangements provide that, in consideration for an up-front fee paid by CB Cayman, and monthly cash payments thereafter, the equity holders of Jinan Zhongkuan will hold the equity of Jinan Zhongkuan in trust for, and only for the benefit of, CB Cayman.

As a practical matter, however, there are not likely to be any dividends paid on the equity of Jinan Zhongkuan, because all of its pre-tax income is required to be paid over to our WFOE under the terms of an Exclusive Services Agreement dated in 2008.  Under that Agreement, the WFOE is obligated to provide all management, technical and support services needed by Jinan Zhongkuan and is entitled to receive 100% of the pre-tax income of Jinan Zhongkuan in exchange. Jinan Zhongkuan has no income other than profit distributions from Shandong Publishing.  Jinan Zhongkuan and our WFOE are related parties, and all of the risk and burden of the operations of Jinan Zhongkuan is shifted to the WFOE under the Exclusive Services Agreement, and therefore all of the economic benefit is shifted to the WFOE as well.

With respect to Jinan Zhongkuan, the Company, through CB Cayman, is the sole owner of WOFE, and exercises the overall voting power over WFOE.  In addition, through the various contractual agreements between CB Cayman, the trustees, the WFOE and Jinan Zhongkuan, as discussed above, Jinan Zhongkuan is considered a VIE under ASC 810.  As the Company bears all risks and is entitled to all benefits relating to the investment in Jinan Zhongkuan, the Company is a primary beneficiary of Jinan Zhongkuan and is required to consolidate Jinan Zhongkuan under the variable interest model.  With respect to Shandong Publishing, it cannot finance its own activities without the cash contribution from Jinan Zhongkuan.  Despite the structure of the ownership of Shandong Publishing as set forth above, Jinan Zhongkuan has contributed the full 9,000,000RMB, while the other owners owe 1,600,000RMB.  As such, Jinan Zhongkuan had greater equity subject to loss as of September 30, 2008.  In addition, apart from its 50% equity interest in Shandong Publishing, Jinan Zhongkuan has the obligation to bear expected losses and receive expected returns through the services agreement, which entitles Jinan Zhongkuan to all net profits of Shandong Publishing.

Accordingly, due to the nature of our ownership/control of Jinan Zhongkuan and Shandong Publishing, they are considered VIEs and therefore are consolidated pursuant to ASC 810.  The results of the Shandong Newspaper Business have been consolidated with the Company’s consolidated financial statements as of July 1, 2008.

Form 10-Q for the Quarterly Period Ended September 30, 2010

5.  Acquisition of Sinotop, page 10

4.
We note your response to comment four from our letter dated March 24, 2011.  Please provide us with the proposed disclosures that you will make in your footnotes to explain in detail why you purchased this business, why you paid a significant premium for this business that resulted in goodwill and why you accounted for this acquisition as a purchase of a business under GAAP.

Company Response: The following represents our proposed disclosures:

Acquisition of Sinotop

On July 30, 2010, YOU On Demand Holdings, Inc. (the “Company”) entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) by and among the Company, China Broadband Ltd., the Company’s wholly-owned subsidiary (“CB Cayman”), and Weicheng Liu, an individual (“Mr. Liu” or the “Seller”). Pursuant to the Purchase Agreement, CB Cayman purchased from the Seller, and the Seller sold to CB Cayman, 100% of the outstanding equity in Sinotop Group Limited, a Hong Kong company (“Sinotop”). Through a series of contractual arrangements, Sinotop Hong Kong controls Beijing Scope Technology Co., Ltd. (“Sinotop Beijing”), a corporation established in the People’s Republic of China (“PRC”). Sinotop Beijing, in turn, is a party to a joint venture with two other PRC companies to provide integrated value-added service solutions for the delivery of pay-per-view (“PPV”), video-on-demand (“VOD”), and enhanced premium content for cable providers in China.

The principal assets acquired pursuant to the purchase of Sinotop were a non-compete agreement with Mr. Liu and a legal charter and cooperation agreements necessary for the Company to operate a PPV and VOD business in China. The Company entered into a series of cooperation agreements in creating the operating company for the PPV and VOD business. These agreements include an agreement with CCTV 6 to license the “CCTV 6” name and a national business license to distribute PPV and VOD for an exclusive 20-year period throughout China. The Company has also entered into a joint venture between the Company, via Sinotop, and the Content JV, for the distribution of content in the PPV business (the “Distribution JV”). The Distribution JV is the sole operating company and will be the principal source of revenues for the Company’s PPV and VOD operations in China.

The Company paid a $4,131,363 premium recognized as goodwill in the acquisition of these assets as they represent significant value to the Company. The first is the value of the charter and cooperation agreements enabling the Company to engage in the PPV and VOD business in China, and the second is the non-compete agreement entered into with Mr. Liu.  The charter and cooperation agreements provide the Company with a unique license that allows the Distribution JV to operate a PPV and VOD business in China.  The engagement of Mr. Liu in the business accelerates the Company’s time to market, namely in entering into the JVs, and significantly facilitates the Company’s effective operations in China.

As of the date of this response, the Company has not yet finalized the amounts and accounting for this transaction.  Goodwill amounts are currently preliminary.

The acquisition of Sinotop was accounted for as a business combination under the acquisition method (“ASC 805”).  Although the value of Sinotop was concentrated in the few assets described and it had no operations, ASC 805 states that in order for a group of acquired assets to be considered a business, it must have inputs and processes applied to those inputs that have the ability to create outputs.  ASC 805 defines an input as being any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. ASC 805 defines a process as any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates or has the ability to create outputs.  ASC 805 defines an output as the result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of economic benefits.  The Company believes that the charter and non-compete agreements constitute inputs as defined by ASC 805, as their purpose is intended to yield economic benefits in conjunction with the cooperation agreements, which represent the processes applied to the inputs.  Additionally, the “Earn-out Securities” potentially to be earned by Mr. Liu described below provide further evidence of the ability to create economic benefits by engaging Mr. Liu in the business.

Although the acquisition of Sinotop qualified as a business combination under ASC 805, Sinotop did not meet the definition of a “business” pursuant to Rule 11-01(d) of Regulation S-X primarily due to the fact that disclosure of Sinotop’s prior financial information would not be material to an understanding of Sinotop’s future operations.  Additionally, Sinotop has not fully commenced operations and activity is limited to start-up expenses which have been insignificant through December 31, 2010.  As such, the Company did not present separate financial statements or pro forma financial information for Sinotop.

In applying the acquisition method in accordance with ASC 805, the results of Sinotop have been included in the Company’s consolidated financial statements from the date of acquisition, July 30, 2010.  ASC 805 establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interests in the acquiree, as well as the goodwill acquired.  The Company records 100% of all assets and liabilities of the acquired business, including goodwill, generally at fair value for all business combinations (whether partial, full or step acquisitions) and recognizes contingent consideration at fair value on the acquisition date.  The excess purchase price over the fair value is recorded as goodwill. ASC Topic 350 (“Goodwill and Intangible Assets”) indicates that goodwill and purchased intangibles with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently, if impairment indicators arise.  Purchased intangibles with definite lives are amortized over their respective useful lives.

Below is the fair valuation performed by the Company, of the securities issued as consideration.  After completing the final fair valuation it was determined certain options were not included in the preliminary fair value estimation.  As such, the inclusion resulted in additional total consideration valued at $256,694.

Purchase Consideration

Pursuant to the Purchase Agreement, in exchange for 100% of the outstanding equity of Sinotop, the Company issued to the Seller (i) 90,859,389 shares of the common stock of the Company equal to 20.0% of the outstanding common stock of the Company (including the shares of common stock of the Company issuable upon conversion of the outstanding Series A Preferred Shares and Series B Preferred Shares of the Company, but not including any shares of common stock of the Company that are issuable upon the conversion, exercise or exchange of any other securities of the Company that are convertible into or exercisable or exchangeable for, common stock of the Company) immediately following the closing of the financing referenced in Note 13 (the “The Company Shares”); (ii) three-year warrants to purchase 128,536,962 shares of the Company’s common stock, equivalent to 20.0% of the total number of shares of the Company’s common stock underlying all outstanding warrants of the Company immediately following the Company’s Financing Closing; (iii) a four-year option to purchase a number of shares of the Company’s common stock equal to 20.0% of the total number of shares of the Company’s common stock underlying all outstanding options of the Company granted to individuals employed by the Company as of September 1, 2010.

The Company chose to utilize an alternative approach in determining the fair value of the common stock as there was no liquidity in the stock for most of the past 2 years and we believe the stock price was not representative of the true market price.  The Company believes a better indicator of the true market price is the “deal” price of $.05 per common share.  Similarly along with warrant exchange, the stock price traded and has remained at or below $.05.  The fair value of the warrants was determined using the Black-Scholes Merton model which incorporates the following assumptions: risk-free interest rate of 0.55% to 1.6%, expected volatility of 60% based on the (High – Low) / (High + Low) method, expected life of 2.5 to 5.0 years and expected dividend yield of 0%.

Earn-out Securities

In addition, if specified performance milestones are achieved, the Seller will be entitled to earn up to (i) an additional 30,286,464 shares of common stock of the Company, (ii) three-year warrants to purchase 42,845,654 shares of the Company’s common stock, equivalent to 5.0% of the total number of shares of the Company’s common stock underlying all outstanding warrants as of immediately following the closing of the financing referenced in Note 13 and  (iii) a four-year option to purchase a number of shares of the Company’s common stock that is equal to 5% of the total number of shares of the Company’s common stock underlying all outstanding options of the Company granted to individuals employed by the Company as of September 1, 2010 (collectively, the securities referred to in clauses (i), (ii) and (iii) are referred to herein as the “Earn-Out Securities”). The milestones are as follows:  Sinotop will ensure that (i) at the end of the first year, at least 3 million homes will have access to the Company’s PPV services, (ii) at the end of the second year, at least 11 million homes will have access to the Company’s PPV services, and (iii) at the end of the third year, at least 30 million homes will have access to the Company’s PPV services. The amount of contingent consideration recognized as of the acquisition date totaled $2,750,966, representing the fair value of the estimated payment of the full earn-out at September 30, 2010.  After completing the final fair valuation it was determined certain options were not included in the preliminary fair value estimation.  As such, the inclusion of these options resulted in additional contingent consideration valued at $110,012 for total contingent consideration of $2,860,978.  The contingent consideration is classified as a liability as of December 31, 2010 because the earn-out securities do not meet the fixed-for-fixed criteria under ASC 815-40-15.  Further ASC 815-40-15 requires us to re-measure at the end of every reporting period with the change in value reported in the statement of operations and accordingly we reported a charge of $501,127 for the period ended December 31, 2010.

Below is the fair value of each class of consideration:

Charter / Cooperation agreements	$3,858,002
Noncompete agreement	4,899,541
Deferred tax liability	(1,444,995)
Net identifiable assets and liabilities	7,312,548
Goodwill	4,131,363
Consideration paid	$11,443,911

The Company has estimated the fair value of the identifiable assets, liabilities acquired and the purchase price consideration in the form of securities.  The excess of the purchase price over the fair value of the tangible and intangible assets was allocated to goodwill in the amount of $4,131,363.  The fair value of major class of identifiable assets acquired and liabilities assumed was as follows:

	20% at Acquisition		5% Earnout
	Number of		Number of		Total
Class of consideration	Instruments	Fair Value	Instruments	Fair Value	Fair Value
Common stock	90,859,389	$4,542,969	30,286,464	$1,514,324	$6,057,293
Warrants	128,536,962	3,159,872	42,845,654	1,053,290	4,213,162
Stock options	18,000,000	880,092	6,000,000	293,364	1,173,456
Total		$8,582,933		$2,860,978	$11,443,911

The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values.

Subsequent to the acquisition, Beijing Sinotop and Huacheng Interactive entered into a variable interest entity agreement to form and operate Zhong Hai Video with equity ownership interest of 80% and 20%, respectively.  Total registered capital is RMB 50 million.  Beijing Sinotop has contributed RMB 10 million and has a commitment to fund the remaining RMB 30 million.  Huacheng Interactive has not made its capital contribution of RMB 10 million.  Accordingly, the Company recorded an amount due from noncontrolling interest in the amount of $1,492,961.

In addition, Beijing Sinotop has 39% equity interest in Huacheng Interactive.  Accordingly, the Company recorded such amount as investment in equity investment and accounts for the investment under the investment in equity investment.  In accordance with this method, where investments in affiliates, which are not controlled by the Company but where the Company has the ability to exercise significant influence over, are accounted for using the equity-method where the earnings and losses attributable to the investment are recorded in the accompanying consolidated statements of operations.

*****

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8156.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer